SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(RULE 13e-100)

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 4

STREAM GLOBAL SERVICES, INC.

(Name of the Issuer)

SGS HOLDINGS LLC

ARES CORPORATE OPPORTUNITIES FUND II, L.P.

ACOF MANAGEMENT II, L.P.

ACOF OPERATING MANAGER II, L.P.

ARES MANAGEMENT LLC

ARES PARTNERS MANAGEMENT COMPANY LLC

EGS DUTCHCO B.V.

EGS LUXCO S.ÀR.L.

PROVIDENCE EQUITY PARTNERS VI INTERNATIONAL L.P.

PROVIDENCE EQUITY GP VI INTERNATIONAL L.P.

PEP VI INTERNATIONAL LTD.

NEWBRIDGE INTERNATIONAL INVESTMENT LTD.

AYALA CORPORATION

AZALEA INTERNATIONAL VENTURE PARTNERS LTD.

LIVEIT INVESTMENTS LIMITED
G. DREW CONWAY
PAUL G. JOUBERT

(Name of Persons Filing Statement)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

378981104

(CUSIP Number of Class of Securities)

SGS Holdings LLC

2000 Avenue of the Stars, 12th Floor

Los Angeles, California 90067

(310) 201-4100

Michael D. Weiner c/o Ares Management LLC 2000 Avenue of the Stars, 12th Floor Los Angeles, California 90067 (310) 201-4100	Roman A. Bejger, Esq. c/o Providence Equity Partners L.L.C. 50 Kennedy Plaza, 18th Floor Providence, Rhode Island 02903 (401) 751-1770	Solomon M. Hermosura c/o Ayala Corporation 33/F Tower One & Exchange Plaza Ayala Avenue Makati City, Metro Manila, Philippines 1226 +63 (2) 916-5670

with copies to:

Ori Solomon, Esq. Proskauer Rose LLP Eleven Times Square New York, New York 10036 (212) 969-3000	Michael E. Weisser, Esq. Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 (212) 310-8249

(Name, Address, and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Persons Filing Statement)

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR THE FAIRNESS OF THE TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This statement is filed in connection with (check the appropriate box):

a.                  ☐ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.                 ☐ The filing of a registration statement under the Securities Act of 1933.

c.                  ☐ A tender offer.

d.                 ☒ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if this is a final amendment reporting the results of the transaction: ☑

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$20,921,371	$2,397.59

(1)

Calculated, for the purposes of determining the filing fee only, under the Securities Exchange Act of 1934. Assumes the acquisition of 6,437,345 shares of common stock, par value $0.001 per share, of Stream Global Services, Inc. at a price per share of $3.25.

(2)

The filing fee, calculated in accordance with Exchange Act Rule 0-11(c) and the Securities and Exchange Commission Fee Rate Advisory #3 for fiscal year 2012, was determined by multiplying the Transaction Valuation by 0.0001146.

☑

Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$2,397.59
Form or Registration No.:	Schedule 13E-3; Amendment No. 1 to Schedule 13E-3; Amendment No. 2 to Schedule 13E-3; Amendment No. 3 to Schedule 13E-3
Filing Party:

SGS Holdings LLC, Ares Corporate Opportunities Fund II, L.P., ACOF Management II, L.P., ACOF Operating Manager II, L.P., Ares Management LLC, Ares Partners Management Company LLC, EGS Dutchco B.V., EGS Luxco S.àr.l., Providence Equity Partners VI International L.P., Providence Equity GP VI International L.P., PEP VI International Ltd., NewBridge International Investment Ltd., Ayala Corporation, Azalea International Venture Partners Ltd., LiveIt Investments Limited, G. Drew Conway and Paul G. Joubert

Date Filed:	1/31/2012; 3/5/2012; 3/22/2012; 4/23/2012

INTRODUCTION

This Amendment No. 4 (this “Amendment No. 4”) is being filed as the final amendment to the Transaction Statement on Schedule 13E-3 (the “Original 13E-3”), initially filed with the Securities and Exchange Commission (the “Commission”) on January 31, 2012, as amended by Amendment No. 1 to the Transaction Statement on Schedule 13E-3 filed on March 5, 2012 (“Amendment No. 1”), as amended by Amendment No. 2 to the Transaction Statement on Schedule 13E-3 filed on March 22, 2012 (“Amendment No. 2”), as amended by Amendment No. 3 to the Transaction Statement on Schedule 13E-3 filed on April 23, 2012 (“Amendment No. 3” and, together with the Original 13E-3, Amendment No. 1, Amendment No. 2 and this Amendment No. 4, the “Schedule 13E-3”), by SGS Holdings LLC, a Delaware limited liability company (“Parent”), Ares Corporate Opportunities Fund II, L.P., a Delaware limited partnership (“Ares”), EGS Dutchco B.V., a Dutch private company with limited liability (“EGS”), NewBridge International Investment Ltd., a British Virgin Islands company (“NewBridge” and, together with Ares and EGS, the “Parent Members”), G. Drew Conway (“Mr. Conway”), Paul G. Joubert (“Mr. Joubert” and, together with Mr. Conway, the “Rollover Directors”), and the other persons listed on the cover of this Amendment No. 4 above the caption “Name of Persons Filing Statement” (together with Parent, the Parent Members and the Rollover Directors, the “Filing Persons”), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13e-3 thereunder.  This Schedule 13E-3 is being filed in connection with a short-form merger (the “Merger”) of Stream Acquisition, Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“MergerSub”) with and into Stream Global Services, Inc., a Delaware corporation (“Stream”), pursuant to Section 253 of the General Corporation Law of the State of Delaware (the “DGCL”). All information set forth in this Amendment No. 4 should be read in conjunction with the information contained or incorporated by reference in the Schedule 13E-3, as amended to date.  All capitalized terms used in this Amendment No. 4 and not otherwise defined have the meanings ascribed to such terms in the Original 13E-3, Amendment No. 1, Amendment No. 2 and Amendment No. 3.

The Merger of MergerSub with and into Stream pursuant to Section 253 of the DGCL became effective on April 27, 2012 (the “Effective Time”). Stream is the corporation surviving the Merger and, as a result of the Merger, is now a wholly-owned subsidiary of Parent, the former sole stockholder of MergerSub.

Pursuant to the terms of the Merger, (i) each share of common stock, par value $0.001 per share of Stream (“Shares”) (other than Shares held by Stream as treasury stock, by MergerSub, or by stockholders of Stream who properly exercise statutory appraisal rights under the DGCL) issued and outstanding immediately prior to the Effective Time was canceled and automatically converted into the right to receive $3.25 in cash, without interest and subject to any applicable withholding tax, upon surrender of the certificate representing such Share, together with a Letter of Transmittal, (ii) each Share held by Stream and MergerSub was canceled for no consideration and (iii) the outstanding shares of capital stock of MergerSub were converted into 1,000 shares of common stock, par value $0.001 per share, of the surviving corporation.  A Notice of Merger and Notice of Appraisal Rights, Letter of Transmittal, and other related documents in connection therewith will be mailed to the former holders of such Shares as promptly as practicable, but in any event no later than ten days following the date the Merger became effective, and should be read carefully.

In addition, each unexercised option to purchase Shares issued pursuant to the Stream Global Services, Inc. 2008 Stock Incentive Plan (the “Plan”) was terminated for no consideration shortly after the Effective Time in accordance with the Plan.

As a result of the Merger, Parent owns 100% of the outstanding capital stock of Stream.  Stream will file a Form 15 with the Commission certifying that its common stock is held of record by less than 300 persons in order that Stream can cease to be a public reporting company under the Exchange Act.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

Item 5(e) of the Schedule 13E-3 is hereby amended to add the following:

Amendment to Brookside Stock Purchase Agreement

On April 27, 2012, Parent and Brookside Capital Trading Fund, L.P. (“Brookside”) entered into an amendment

(the “Amendment to Brookside Stock Purchase Agreement”) to that certain Stock Purchase Agreement (the “Brookside Stock Purchase Agreement”), dated as of March 5, 2012, by and between Parent and Brookside, reducing the number of Shares to be sold pursuant to the Brookside Stock Purchase Agreement from 1,500,000 Shares to 1,250,000 Shares to reflect the correct number of Shares owned by Brookside.  A copy of the Amendment to Brookside Stock Purchase Agreement was filed as Exhibit 9 to Amendment No. 3 to Parent’s Schedule 13D filed with the Commission on April 27, 2012 and is incorporated herein by reference.

Parent Contribution Agreement

On April 27, 2012, MergerSub entered into a Contribution and Exchange Agreement (the “Parent Contribution Agreement”) with Parent. Pursuant to the terms and conditions of the Parent Contribution Agreement, on April 27, 2012, Parent contributed 73,094,027 Shares to MergerSub. A copy of the Parent Contribution Agreement was filed as Exhibit 10 to Amendment No. 3 to Parent’s Schedule 13D filed with the Commission on April 27, 2012 and is incorporated herein by reference.

Convertible Promissory Notes

On April 27, 2012, Parent executed Convertible Promissory Notes in favor of each of the Parent Members in the following approximate amounts: (i) $8,291,810 in favor of Ares, (ii) $3,093,045 in favor of EGS and (iii) $4,716,162 in favor of NewBridge.  Each Convertible Promissory Note matures on April 29, 2013 and bears 10% interest (compounded annually) and may be prepaid by Parent (in whole, but not in part).  A copy of the form of Convertible Promissory Note was filed as Exhibit 11 to Amendment No. 3 to Parent’s Schedule 13D filed with the Commission on April 27, 2012 and is incorporated herein by reference.

Item 10. Source and Amount of Funds or Other Consideration

Items 10(a) and (d) of the Schedule 13E-3 are hereby amended to add the following:

To fund the Private Purchases and the aggregate merger consideration, Parent used the proceeds of loans made by the Parent Members in the following approximate amounts: (i) $8,291,810 from Ares, (ii) $3,093,045 from EGS and (iii) $4,716,162 from NewBridge in exchange for Convertible Promissory Notes in such amounts executed by Parent in favor of each of the Parent Members.  Each Convertible Promissory Note matures on April 29, 2013 and bears 10% interest (compounded annually) and may be prepaid by Parent (in whole, but not in part).

Item 16.  Exhibits

Item 16 of the Schedule 13E-3 is hereby amended to add Exhibits (d)-13, (d)-14 and (d)-15:

Exhibit	Description
(d)-13

First Amendment to Stock Purchase Agreement, dated as of April 27, 2012, by and between SGS Holdings LLC and Brookside Capital Trading Fund, L.P. (incorporated by reference to Exhibit 9 to Amendment No. 3 to Parent’s Schedule 13D filed with the Commission on April 27, 2012)

(d)-14

Contribution and Exchange Agreement, dated as of April 27, 2012, by and between SGS Holdings LLC and Stream Acquisition, Inc. (incorporated by reference to Exhibit 10 to Amendment No. 3 to Parent’s Schedule 13D filed with the Commission on April 27, 2012)

(d)-15	Form of Convertible Promissory Note (incorporated by reference to Exhibit 11 to Amendment No. 3 to Parent’s Schedule 13D filed with the Commission on April 27, 2012)

SIGNATURES

After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: April 27, 2012

SGS HOLDINGS LLC

	By:	/s/ Nathan Walton
Name: Nathan Walton
Title: Authorized Signatory

ARES CORPORATE OPPORTUNITIES FUND II, L.P.

By: ACOF OPERATING MANAGER II, L.P.,
its Manager

	By:	/s/ Michael D. Weiner
Name: Michael D. Weiner
Title: Authorized Signatory

ACOF MANAGEMENT II, L.P.

By: ACOF OPERATING MANAGER II, L.P.,
its General Partner

	By:	/s/ Michael D. Weiner
Name: Michael D. Weiner
Title: Authorized Signatory

ACOF OPERATING MANAGER II, L.P.

	By:	/s/ Michael D. Weiner
Name: Michael D. Weiner
Title: Authorized Signatory

ARES MANAGEMENT LLC

	By:	/s/ Michael D. Weiner
Name: Michael D. Weiner
Title: Authorized Signatory

ARES PARTNERS MANAGEMENT COMPANY LLC

	By:	/s/ Michael D. Weiner
Name: Michael D. Weiner
Title: Authorized Signatory

[Signature Page to Schedule 13E-3]

EGS DUTCHCO B.V.

By:	/s/ Sinisa Krnic
Name: Sinisa Krnic
Title: Director

EGS LUXCO S.ÀR.L.

By:	/s/ Sinisa Krnic
Name: Sinisa Krnic
Title: Manager

PROVIDENCE EQUITY PARTNERS VI INTERNATIONAL L.P.

By: PROVIDENCE EQUITY GP VI INTERNATIONAL L.P.,
its Sole General Partner

By: PEP VI INTERNATIONAL LTD.,
its Sole General Partner

By:	/s/ Robert S. Hull
Name: Robert S. Hull
Title: Secretary, Treasurer and Chief Financial Officer

PROVIDENCE EQUITY GP VI INTERNATIONAL L.P.

By: PEP VI INTERNATIONAL LTD.,
its Sole General Partner

By:	/s/ Robert S. Hull
Name: Robert S. Hull
Title: Secretary, Treasurer and Chief Financial Officer

PEP VI INTERNATIONAL LTD.

By:	/s/ Robert S. Hull
Name: Robert S. Hull
Title: Secretary, Treasurer and Chief Financial Officer

[Signature Page to Schedule 13E-3]

NEWBRIDGE INTERNATIONAL INVESTMENT LTD.

By:	/s/ Alfredo I. Ayala
Name: Alfredo I. Ayala
Title: Authorized Signatory

AYALA CORPORATION

By:	/s/ Delfin C. Gonzalez Jr.
Name: Delfin C. Gonzalez Jr.
Title: Authorized Signatory

By:	/s/ Solomon M. Hermosura
Name: Solomon M. Hermosura
Title: Authorized Signatory

AZALEA INTERNATIONAL VENTURE PARTNERS LTD.

By:	/s/ Delfin C. Gonzalez Jr.
Name: Delfin C. Gonzalez Jr.
Title: Authorized Signatory

LIVEIT INVESTMENTS LIMITED

By:	/s/ Alfredo I. Ayala
Name: Alfredo I. Ayala
Title: Authorized Signatory

[Signature Page to Schedule 13E-3]

By:	/s/ G. Drew Conway
Name: G. Drew Conway

By:	/s/ Paul G. Joubert
Name: Paul G. Joubert

[Signature Page to Schedule 13E-3]